UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)

GLOBAL INDEMNITY PLC
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G39319101
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,571,424(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,174,393 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,571,424(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 43.4%(3)
12.	Type of Reporting Person (See Instructions) CO

(1)
Includes 3,438,058 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share. Shared voting power over 3,397,031 Class A Ordinary Shares is a result of the reporting person being a party to two voting agreements, in which the reporting person has an irrevocable proxy to vote the Class A Ordinary Shares.

(2)	Includes 41,027 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share.

(3)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine International GP, Ltd. beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 43.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 81.9% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine & Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,174,393 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,174,393 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,174,393(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.9%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 41,027 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine & Company, LLC beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 23.9% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 75.7% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. FP International LPH, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,174,393(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,174,393 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,174,393 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 41,027 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. FP International LPH, L.P. beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 23.9% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 75.7% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine Capital Co-Investors International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 163,885(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 163,885 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,885 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 23,575 Class A Ordinary Shares and 140,310 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine Capital Co-Investors International GP, Ltd. beneficially owns: (a) 3.4% of the Class B Ordinary Shares outstanding; (b) 0.9% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 2.6% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine Capital Fund II International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,010,508(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,010,508 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010,508 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 17,452 Class A Ordinary Shares and 3,993,056 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine Capital Fund II International, L.P. beneficially owns: (a) 96.6% of the Class B Ordinary Shares outstanding; (b) 23.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 73.1% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Holdings (Cayman) II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,041,934(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,041,934 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,041,934 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.7%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 14,763 Class A Ordinary Shares and 2,027,171 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015  and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Holdings (Cayman) II, Ltd. beneficially owns: (a) 49.0% of the Class B Ordinary Shares outstanding; (b) 11.7% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 37.1% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Holdings (Cayman), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,968,574(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,968,574 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,574 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.3%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 2,689 Class A Ordinary Shares and 1,965,885 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Holdings (Cayman), Ltd. beneficially owns: (a) 47.6% of the Class B Ordinary Shares outstanding; (b) 11.3% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 36.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund I (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,534(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,534 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,534 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 0 Class A Ordinary Shares and 5,534 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund I (Cayman), L.P. beneficially owns: (a) 0.1% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.1% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 0 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund II (Cayman), L.P. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund III (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 126,563(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 126,563 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,563 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 16,138 Class A Ordinary Shares and 110,425 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund III (Cayman), L.P. beneficially owns: (a) 2.7% of the Class B Ordinary Shares outstanding; (b) 0.7% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 2.1% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund IV (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 0 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund IV (Cayman), L.P. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund V (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,419(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,419(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,419(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,424 Class A Ordinary Shares and 20,995 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015  and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund V (Cayman), L.P. beneficially owns: (a) 0.5% of the Class B Ordinary Shares outstanding; (b) 0.2% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.4% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund VI (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,883(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,883 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,883 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 675 Class A Ordinary Shares and 2,208 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015  and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund VI (Cayman), L.P. beneficially owns: (a) 0.1% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund VII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 0 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund VII (Cayman), L.P. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund VIII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,442(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,442(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 338 Class A Ordinary Shares and 1,104 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015  and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund VIII (Cayman), L.P. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund IX (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 0 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund IX (Cayman), L.P. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. Saul A. Fox
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,582,084(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,185,053 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,582,084 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.2%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)
Includes 4,448,718 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share. Shared voting power over 3,397,031 Class A Ordinary Shares is a result of a person controlled by the reporting person being a party to two voting agreements, in which such controlled person has an irrevocable proxy to vote the Class A Ordinary Shares.

(2)	Includes 1,051,687 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share.

(3)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Saul A. Fox beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 49.2% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 83.8% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. Mercury Assets Delaware, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 742,958(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 742,958 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 742,958 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 742,958 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Mercury Assets Delaware, LLC beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 4.3% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 1.4% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. Benjerome Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,010,660 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,010,660 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,660 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,010,660 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. The Benjerome Trust beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 5.8% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 1.8% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine Global, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 267,702 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 267,702 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,702 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 267,702 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 13,313,751 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of December 31, 2015 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine Global, Inc. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 1.5% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Item 1.

(a)	Name of Issuer:

Global Indemnity Plc

(b)	Address of Issuer’s Principal Executive Offices:

25/28 North Wall Quay Dublin 1, Ireland

Item 2.

(a)	Name of Person Filing:

Fox Paine International GP, Ltd.
Fox Paine & Company, LLC
FPH International LPH, L.P.
Fox Paine Capital Co-Investors International GP, Ltd.
Fox Paine Capital Fund II International, L.P.
U.N. Holdings (Cayman) II, Ltd.
U.N. Holdings (Cayman), Ltd.
U.N. Co-Investment Fund I (Cayman), L.P.
U.N. Co-Investment Fund II (Cayman), L.P.
U.N. Co-Investment Fund III (Cayman), L.P.
U.N. Co-Investment Fund IV (Cayman), L.P.
U.N. Co-Investment Fund V (Cayman), L.P.
U.N. Co-Investment Fund VI (Cayman), L.P.
U.N. Co-Investment Fund VII (Cayman), L.P.
U.N. Co-Investment Fund VIII (Cayman), L.P.
U.N. Co-Investment Fund IX (Cayman), L.P.
Saul A. Fox
Mercury Assets Delaware, LLC
Benjerome Trust
Fox Paine Global, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

c/o Fox Paine & Company, LLC, 2105 Woodside Road, Suite D, Woodside, California 94062

(c)	Citizenship:

Fox Paine International GP, Ltd. – Cayman Islands
Fox Paine & Company, LLC – Delaware
FPH International LPH, L.P.  – Cayman Islands
Fox Paine Capital Co-Investors International GP, Ltd. – Cayman Islands
Fox Paine Capital Fund II International, L.P. – Cayman Islands
U.N. Holdings (Cayman) II, Ltd. – Cayman Islands
U.N. Holdings (Cayman), Ltd. – Cayman Islands
U.N. Co-Investment Fund I (Cayman), L.P. – Cayman Islands
U.N. Co-Investment Fund II (Cayman), L.P. – Cayman Islands
U.N. Co-Investment Fund III (Cayman), L.P. – Cayman Islands
U.N. Co-Investment Fund IV (Cayman), L.P. – Cayman Islands
U.N. Co-Investment Fund V (Cayman), L.P. – Cayman Islands
U.N. Co-Investment Fund VI (Cayman), L.P. – Cayman Islands
U.N. Co-Investment Fund VII (Cayman), L.P. – Cayman Islands
U.N. Co-Investment Fund VIII (Cayman), L.P. – Cayman Islands

U.N. Co-Investment Fund IX (Cayman), L.P. – Cayman Islands Saul A. Fox – United States Mercury Assets Delaware, LLC – Delaware Benjerome Trust – Nevada Fox Paine Global, Inc. – Nevada

(d)	Title of Class of Securities:

Class A Ordinary Shares, $0.0001 par value per share

(e)	CUSIP Number: G39319101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Fox Paine International GP, Ltd.	7,571,424 shares, consisting of 3,438,058 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares
Fox Paine & Company, LLC	4,174,393 shares, consisting of 41,027 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares
FPH International LPH, L.P.	4,174,393 shares, consisting of 41,027 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares
Fox Paine Capital Co-Investors International GP, Ltd.	163,885 shares, consisting of 23,575 Class A Ordinary Shares and 140,310 Class B Ordinary Shares
Fox Paine Capital Fund II International, L.P.	4,010,508 shares, consisting of 17,452 Class A Ordinary Shares and 3,993,056 Class B Ordinary Shares
U.N. Holdings (Cayman) II, Ltd.	2,041,934 shares, consisting of 14,763 Class A Ordinary Shares and 2,027,171 Class B Ordinary Shares
U.N. Holdings (Cayman), Ltd.	1,968,574 shares, consisting of 2,689 Class A Ordinary Shares and 1,965,885 Class B Ordinary Shares
U.N. Co-Investment Fund I (Cayman), L.P.	5,534 shares, consisting of 0 Class A Ordinary Shares and 5,534 Class B Ordinary Shares
U.N. Co-Investment Fund II (Cayman), L.P.	0 shares, consisting of 0 Class A Ordinary Shares and 0 Class B Ordinary Shares
U.N. Co-Investment Fund III (Cayman), L.P.	126,563 shares, consisting of 16,138 Class A Ordinary Shares and 110,425 Class B Ordinary Shares
U.N. Co-Investment Fund IV (Cayman), L.P.	0 shares, consisting of 0 Class A Ordinary Shares and 0 Class B Ordinary Shares
U.N. Co-Investment Fund V (Cayman), L.P.	27,419 shares, consisting of 6,424 Class A Ordinary Shares and 20,995 Class B Ordinary Shares
U.N. Co-Investment Fund VI (Cayman), L.P.	2,883 shares, consisting of 675 Class A Ordinary Shares and 2,208 Class B Ordinary Shares
U.N. Co-Investment Fund VII (Cayman), L.P.	0 shares, consisting of 0 Class A Ordinary Shares and 0 Class B Ordinary Shares
U.N. Co-Investment Fund VIII (Cayman), L.P.	1,442 shares, consisting of 338 Class A Ordinary Shares and 1,104 Class B Ordinary Shares

U.N. Co-Investment Fund IX (Cayman), L.P.	0 shares, consisting of 0 Class A Ordinary Shares and 0 Class B Ordinary Shares
Saul A. Fox	8,582,084 shares, consisting of 4,448,718 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares
Mercury Assets Delaware, LLC	742,958 shares, consisting of 742,958 Class A Ordinary Shares and 0 Class B Ordinary Shares
Benjerome Trust	1,010,660 shares, consisting of 1,010,660 Class A Ordinary Shares and 0 Class B Ordinary Shares
Fox Paine Global, Inc.	267,702 shares, consisting of 267,702 Class A Ordinary Shares and 0 Class B Ordinary Shares

(b)	Percent of class:

Fox Paine International GP, Ltd.	43.4%
Fox Paine & Company, LLC	23.9%
FPH International LPH, L.P.	23.9%
Fox Paine Capital Co-Investors International GP, Ltd.	0.9%
Fox Paine Capital Fund II International, L.P.	23.0%
U.N. Holdings (Cayman) II, Ltd.	11.7%
U.N. Holdings (Cayman), Ltd.	11.3%
U.N. Co-Investment Fund I (Cayman), L.P.	0.0%
U.N. Co-Investment Fund II (Cayman), L.P.	0.0%
U.N. Co-Investment Fund III (Cayman), L.P.	0.7%
U.N. Co-Investment Fund IV (Cayman), L.P.	0.0%
U.N. Co-Investment Fund V (Cayman), L.P.	0.2%
U.N. Co-Investment Fund VI (Cayman), L.P.	0.0%
U.N. Co-Investment Fund VII (Cayman), L.P.	0.0%
U.N. Co-Investment Fund VIII (Cayman), L.P.	0.0%
U.N. Co-Investment Fund IX (Cayman), L.P.	0.0%
Saul A. Fox	49.2%
Mercury Assets Delaware, LLC	4.3%
Benjerome Trust	5.8%
Fox Paine Global, Inc.	1.5%

(c)	Number of shares as to which the person has:

	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of

Fox Paine International GP, Ltd.	—	7,571,424	—	4,174,393
Fox Paine & Company, LLC	—	4,174,393	—	4,174,393
Fox Paine Capital International GP, L.P.	—	4,174,393	—	4,174,393
Fox Paine Capital Co-Investors International GP, Ltd.	—	163,885	—	163,885
Fox Paine Capital Fund II International, L.P.	—	4,010,508	—	4,010,508
U.N. Holdings (Cayman) II, Ltd.	—	2,041,934	—	2,041,934
U.N. Holdings (Cayman), Ltd.	—	1,968,574	—	1,968,574
U.N. Co-Investment Fund I (Cayman), L.P.	—	5,534	—	5,534
U.N. Co-Investment Fund II (Cayman), L.P.	—	—	—	—
U.N. Co-Investment Fund III (Cayman), L.P.	—	126,563	—	126,563
U.N. Co-Investment Fund IV (Cayman), L.P.	—	—	—	—
U.N. Co-Investment Fund V (Cayman), L.P.	—	27,419	—	27,419
U.N. Co-Investment Fund VI (Cayman), L.P.	—	2,883	—	2,883
U.N. Co-Investment Fund VII (Cayman), L.P.	—	—	—	—
U.N. Co-Investment Fund VIII (Cayman), L.P.	—	1,442	—	1,442
U.N. Co-Investment Fund IX (Cayman), L.P.	—	—	—	—
Saul A. Fox	—	8,582,084	—	5,185,053
Mercury Assets, LLC	—	742,958	—	742,958
Benjerome Trust	—	1,010,660	—	1,010,660
Fox Paine Global, Inc.	—	267,702	—	267,702

Item 5.	Ownership of Five Percent or Less of a Class.

Each of the following reporting persons has ceased to be a beneficial owner of more than 5% of Class A Ordinary Shares or otherwise subject to reporting on Schedule 13G in respect of Class A Ordinary Shares.

U.N. Co-Investment Fund II (Cayman), L.P.
U.N. Co-Investment Fund IV (Cayman), L.P.
U.N. Co-Investment Fund VII (Cayman), L.P.
U.N. Co-Investment Fund IX (Cayman), L.P.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
Date

Fox Paine International GP, Ltd.
Fox Paine & Company, LLC
FP International LPH, L.P.
Fox Paine Capital Co-Investors International GP, Ltd.
Fox Paine Capital Fund II International, L.P.
U.N. Holdings (Cayman) II, Ltd.
U.N. Holdings (Cayman), Ltd.
U.N. Co-Investment Fund I (Cayman), L.P.
U.N. Co-Investment Fund II (Cayman), L.P.
U.N. Co-Investment Fund III (Cayman), L.P.
U.N. Co-Investment Fund IV (Cayman), L.P.
U.N. Co-Investment Fund V (Cayman), L.P.
U.N. Co-Investment Fund VI (Cayman), L.P.
U.N. Co-Investment Fund VII (Cayman), L.P.
U.N. Co-Investment Fund VIII (Cayman), L.P.
U.N. Co-Investment Fund IX (Cayman), L.P.
Saul A. Fox
Mercury Assets Delaware, LLC
Benjerome Trust
Fox Paine Global, Inc.

By:	/s/Saul A. Fox
Name:	Saul A. Fox
Title:	Authorized Signatory